Mail Stop 3561

October 8, 2008

By Facsimile and U.S. Mail

Ms. Karen M. Hoguet
Chief Financial Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH   45202

> **Re: Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and**
> **August 2, 2008**
> **File No. 1-13536**

Dear Ms. Hoguet:

We have reviewed your supplemental response letter dated August 26, 2008 as well as your filings and have the following comments. As noted in our comment letter dated August 18, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

1.   We note your revised disclosure and response to our prior comment three relating to the impact of including all internet and mail order sales in your calculation of comparable store sales performance data. We also received the internal operating reports you provided which presented, among other data, sales and gross margin results for each reporting unit during YTD fiscal 2008 through the second quarter and fiscals 2007 and

2006, including the sales for internet and catalog mail order sales operations for both Macy's and Bloomingdale's brands. Please confirm to us the data presented in the columns labeled Macys.com and BBM represents all of the Company's internet and catalog mail order sales.

2.   With respect to our prior comment three and four, recent trends suggest the significant increase in on-line internet and catalog mail order sales will continue to grow at a time when in-store retail sales are declining. These trends seem to be evident from the sales data presented in your internal reports for Macys.com and BBM ("on-line net sales".) Using your internal operating reports for fiscal 2007, it appears the increase in your on-line net sales has been significant enough to have a material favorable impact on the change in comparable store sales. According to our calculations, excluding the impact of on-line net sales, it appears you would have reported a greater decrease in comparable store sales for fiscal 2007. Further, it appears on-line net sales also had a favorable impact on your reported change in comparable store sales for both the first and second quarters of fiscal 2008. We believe investors should be able to see and understand the current trend of higher on-line net sales and the material impact on your calculation of comparable store sales performance each period. Accordingly, with a view towards transparency, please revise your calculation of comparable store sales performance data to exclude all on-line net sales for all periods presented, or revise your disclosure to present the results of two calculations of comparable store sales performance data, with and without all on-line net sales in future filings and show us what your disclosure will look like revised.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-9

3.   We note the internal financial reports provided and your response to our prior comment six relating to your compliance with the segment reporting requirements of SFAS 131. We understand your chief operating decision maker ("CODM") uses these reports to measure the performance of each operating division and responsible manager based on sales and gross margin results. You also indicated the Company continues to conclude that all of its operating divisions are considered one reporting segment. However, based on our review of the operating data for the identified operating divisions, it is not evident to us how you were able to conclude that you met all of the aggregation criteria of paragraph 17. It appears there are enough differences to render disaggregated information helpful in assessing your performance and the allocation of resources. We reviewed the gross margins for the Macy's retail stores for the 26 weeks ended August 2, 2008 and fiscal years 2007 and 2006, and compared them to those generated by Bloomingdale's retail stores and the combined internet and catalog operations of Macys.com and Bloomingdale's By Mail ("BBM.") for the same periods. Based on this comparative review, we noted the gross margins for the Macy's retail store divisions are

very different from the Bloomingdale's retail stores and the combined internet and catalog operations. Further, it appears the Macy's and Bloomingdale's retail stores do not have the ability to attain similar long-term gross margin trends in the near future. Please clarify for us how the financial data in the reports provided to your CODM and us support your aggregation of your operating divisions and provide us any additional historical and future financial data considered.

Note 5. Accounts Receivable, page F-21

4.   We note the supplemental data relating to the Citibank Program Agreement and your response to our prior comment seven regarding your disclosure of the amount of income netted against selling, general and administrative expenses. It appears the amount earned for fiscal 2007 increased significantly from fiscal 2006. Please disclose in the notes the amount of program agreement income netted against selling, general and administrative expenses for each year presented.

5.   We understand you process payments for accounts owned by Citibank under the provisions of the Program Agreement. In this regard, please tell us what service functions you perform and explain to us whether or not your obligations under the Citibank Program Agreement represent the servicing of financial assets as defined under paragraph 2 of SFAS 156.

Form 10-Q, for the quarter ended May 3, 2008

Notes to Consolidated Financial Statements(Unaudited)

Note 1. Summary of Significant Accounting Policies

6.   We note the independent valuation analysis of certain reporting units and certain intangible assets of Macy's, Inc. as of May 31, 2008 sent in response to our prior comment eight. We also note the analysis used income statement projections provided by management for fiscal years 2008, 2009 and 2010, and the key assumptions used. According to the financial data on Exhibits 4 through 8 of the valuation report provided to us, certain of the key assumptions used in the income statement projections appear to assume strong growth trends and decreases in expenses which differ from YTD 2008 current and prior year historical trends. In this regard, considering the impact that current trends can have on historical results, please explain to us your basis and provide support for the annual gross margin percent, and operating expense ratio assumptions for the Macy's reporting units for fiscal years 2008, 2009 and 2010. Please also tell us what conclusions you reached as a result of the valuation report as of May 31, 2008 in connection with your review for impairment of goodwill and other intangible assets for the fiscal year ending January 31, 2009 (fiscal 2008.)

7.   We understand that quoted market price of an equity security may not be representative of the fair value of the reporting unit as a whole. However, we note your common stock is currently trading in the range of $13 to $14 per share compared to the $21 to $22 share price range during January 2008 used in the valuation analysis as of May 31, 2008. Please explain to us what consideration you plan to give to your overall conclusion on the possibility of further goodwill impairment charges in fiscal 2008 due to the recent decline of approximately $8 per share from the share price used and the resulting decrease in market capitalization value.

8.   We note the discussion in Section VIII. - Consideration of Indefinite Lived Intangible Assets of the valuation report on page 16 relating to private label brands. Please explain to us how you determined an impairment charge of $50 million was adequate for the private label brands based on the valuation report as of May 31, 2008 you provided us.

Form 10-Q, for the fiscal quarter ended August 2, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of operations
Results of Operation

9.   We note your response to our prior comment three and your revised disclosure relating to your calculation of comparable store sales. However, your disclosure of your definition of comparable store sales is not clear. Please explain to us and revise your disclosure to clarify if you include sales from stores open for the previous 12 months and disclose, for example, how remodels, expansions and relocated stores are addressed in your calculation.

                                        *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

                                        Sincerely,

                                        Andrew Mew
                                        Accounting Branch Chief